FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: September 18, 2009
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4230 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

On September 18, 2009, Genesis Lease Limited (“Genesis”) (NYSE: GLS) announced that it has entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with AerCap Holdings N.V. (“AerCap”) (NYSE: AER) and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap (“AerCap International”), pursuant to which Genesis will amalgamate with AerCap International (the “Amalgamation”), with the resulting amalgamated company continuing as a wholly-owned subsidiary of AerCap. A copy of the press release announcing the entry into the Amalgamation Agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.
Subject to the terms and conditions set forth in the Amalgamation Agreement, at the effective time of the Amalgamation, Genesis shareholders (including shareholders that do not vote in favor of the Amalgamation) will have the right to receive one ordinary share, par value €0.01 per share, of AerCap (an “AerCap Common Share”) in exchange for each common share, par value $0.001 per share, of Genesis (a “Genesis Common Share”), unless they exercise appraisal rights pursuant to Bermuda law.
The boards of directors of both Genesis and AerCap have adopted the Amalgamation Agreement, and have deemed it fair, advisable and in the best interests of their respective companies and shareholders to enter into the Amalgamation Agreement and to consummate the transactions contemplated thereby. Genesis intends to seek the approval of its shareholders to adopt the Amalgamation Agreement and approve the Amalgamation. The affirmative vote of a majority of the votes cast at a special general meeting of Genesis shareholders at which a quorum of a majority of the outstanding shares is present will be required to adopt the Amalgamation Agreement and approve the Amalgamation.
The Amalgamation is expected to close in the fourth quarter of 2009, subject to customary closing conditions, including Genesis shareholder approval and the receipt of necessary regulatory approvals.
Each of Genesis and AerCap has made representations and warranties in the Amalgamation Agreement. Each of Genesis and AerCap has also agreed to various covenants, including, among others things, subject to certain exceptions, to conduct their respective operations in the ordinary course of business until the consummation of the Amalgamation and not to engage in certain transactions during such period. Further, each of Genesis and AerCap has agreed to not declare or pay any dividends or make other distributions until the consummation of the Amalgamation. Shortly after the consummation of the transaction, three directors of Genesis will be nominated for election to the board of directors of AerCap for a four-year term in accordance with AerCap’s articles of association at an extraordinary general meeting of AerCap shareholders.
The Amalgamation Agreement contains specified termination rights for the parties, including the right of either party to terminate the Amalgamation Agreement if the Amalgamation has not been consummated on or prior to March 17, 2010, subject to extensions in connection with obtaining certain regulatory approvals. The Amalgamation Agreement also provides that, if the Amalgamation Agreement is terminated under certain circumstances, Genesis will be required to pay AerCap a termination fee of $9 million.
The foregoing description of the Amalgamation Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Amalgamation Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.
The Amalgamation Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about

Genesis, AerCap or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Amalgamation Agreement were made only for purposes of that agreement and as of the dates specified therein; were solely for the benefit of the parties to the Amalgamation Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties to the Amalgamation Agreement instead of establishing these matters as facts (such disclosures include information that has been included in Genesis’ and AerCap’s public disclosures, as well as additional non-public information); and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Amalgamation Agreement (except for the right to receive the transaction consideration from and after the consummation of the Amalgamation) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Genesis, AerCap or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amalgamation Agreement, which subsequent information may or may not be fully reflected in Genesis’ public disclosures.
The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
2.1	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited.

99.1	Joint press release, dated September 18, 2009, issued by AerCap Holdings N.V. and Genesis Lease Limited.
ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
In connection with the proposed transaction, AerCap will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the proxy statement/prospectus to its shareholders. Genesis investors are urged to read the proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)
Date: September 18, 2009	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

2.1	Agreement and Plan of Amalgamation, dated as of September 17, 2009, among Genesis Lease Limited, AerCap Holdings N.V. and AerCap International Bermuda Limited.

99.1	Joint press release, dated September 18, 2009, issued by AerCap Holdings N.V. and Genesis Lease Limited.